AFFINITY MEDIA INTERNATIONAL CORP.

February 23, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds
Assistant Director

Re: Affinity Media International Corp.
Registration Statement on Form S-1
Filed September 30, 2005
File No. 333-128707

Ladies and Gentlemen:

On behalf of Affinity Media International Corp. (“Affinity” or the “Company”), we are responding to the comments received from your office by letter dated November 4, 2005 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the Staff comments) refer to pages of the marked copy of Amendment No. 1 to the Registration Statement, as applicable, which are being filed concurrently and reflect the Company’s responses to your comments.

Please note that, due to a change in the structure of the deal, certain comments are no longer applicable. These changes include, among others,

1.	the units will now sell for $6.00 per unit, and shall consist of (i) one share of common stock and (ii) two warrants, each exercisable for a share of common stock at a price of $5.00 per share;

2.
a change in the fee structure of the underwriters; they will now receive a discount of 4% of the gross proceeds of the offering, a non-accountable expense allowance of 1% of the gross proceeds of the offering, and compensation contingent on the successful consummation of a business combination of 4% of the gross proceeds of the offering (and a fee structure for the overallotment, tracking the items above, of 3%, 1% and 5%) ;

3.
the Company’s management and its designees and Maxim Group LLC will no longer be making warrant purchases in the aftermarket; instead, the Company’s management and its designees will purchase units directly in a private placement closing immediately prior to the offering. This structure was recently passed upon in another recent offering, Star Maritime Acquisition Corp. (File No. 333-125662);

4.
the Company’s public stockholders will now be entitled to $6.00 per share upon liquidation, as a result of the contingent nature of underwriters’ compensation, as well as management’s and its designees’ waiver of all liquidation rights to the units they purchase in the private placement (as well as shares they have held before the offering);

5.	the Company’s existing stockholders will be entitled to receive warrants for de minimis consideration upon the Company’s stock price reaching certain targets; and

6.
other than the potential amount reserved for any shortfall which may occur, the Company will be able to use the interest earned on money in the trust fund to fund its operations, including payment of a portion of the fee under the officer services agreement with an affiliate and the search for a target for a business combination.

Additionally, we understand that the staff is concerned that the inclusion of a provision in the Company’s Amended and Restated Certificate of Incorporation (“Charter”) prohibiting the amendment of certain specified provisions of the Company’s Charter may not be enforceable under Delaware law. In particular, the staff has expressed concerns to other registrants regarding provisions that are similar to those set forth in Article Sixth of the Charter that relate to certain protections and rights granted to stockholders in connection with the period prior to a business combination and any liquidation of the Company, including:

s	the requirement to submit all proposed business combinations to stockholders for their approval;

s
rights of stockholders voting against a proposed business combination to elect, contemporaneously with such vote, to convert their shares of Common Stock into a portion of the then available trust funds;

s
liquidation of the trust fund in the event the Company fails to consummate a business combination by the later of 18 months after the consummation of its initial public offering (or 24 months after consummation of the IPO if the Company has entered into a letter of intent, agreement in principle or similar definitive agreement prior to the expiration of the 18 month period); and

s	the bifurcation of the board of directors of the Company into two classes and related voting procedures.

Following review of these issues with the management of the Company, the Company has determined that in no event shall it seek to amend such provisions in its Charter. While we understand that it may be arguable that the subject provisions could be amended notwithstanding the existence of a prohibition on amendment on the face of the Charter, the Company views these provisions as important obligations to stockholders and believes investors will make an investment relying, at least in part, on the substance and enforceability of these provisions. As a result, the Company’s Board of Directors has determined that it will not seek to amend such provisions prior to the consummation of a Business Combination. To this end, the Company will agree with the underwriters, pursuant to the underwriting agreement (“Underwriting Agreement”), not to seek an amendment to, or modification of, any of the provisions in Article Sixth (A) - (E) of the Charter. To adequately address the issue, the Company proposes to include in the Underwriting Agreement the section set forth on Appendix A hereto.

To further address the issue, the Company proposes to include in the Registration Statement under the section entitled “Description of Securities”, the following discussion under a new heading “Amendments to Our Certificate of Incorporation”:

“Amendments to Our Certificate of Incorporation

Our amended and restated certificate of incorporation filed with the State of Delaware contains provisions designed to provide certain rights and protections to our stockholders prior to the consummation of a business combination, including:

s	a requirement that all proposed business combinations be presented to stockholders for approval regardless of whether or not Delaware law requires such a vote;

s	a prohibition against completing a business combination if 25% or more of our stockholders exercise their conversion rights in lieu of approving a business combination;

s	the right of stockholders voting against a business combination to surrender their shares for a pro rata portion of the trust fund in lieu of participating in a proposed business combination;

s
a requirement that our management take all actions necessary to dissolve and liquidate our company in the event we do not consummate a business combination by the later of 18 months after the consummation of this offering or 24 months after the consummation of this offering in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination was executed but was not consummated within such 18 month period;

s
a limitation on stockholders’ rights to receive a portion of the trust fund so that they may only receive a portion of the trust fund upon dissolution and liquidation of our company or upon the exercise of their conversion rights; and

s	the bifurcation of our board of directors into two classes and the establishment of related procedures regarding the standing and election of such directors.

Our amended and restated certificate of incorporation and the underwriting agreement that we will enter into with the underwriters in connection with the consummation of this offering, prohibit the amendment or modification of any of the foregoing provisions prior to the consummation of a business combination. While these rights and protections have been established for the purchasers of units in this offering, it is nevertheless possible that the prohibition against amending or modifying these rights and protections at any time prior to the consummation of the business combination could be challenged as unenforceable under Delaware law, although pursuant to the underwriting agreement we are prohibited from amending or modifying these rights and protections at any time prior to the consummation of the business combination. We have not sought an unqualified opinion regarding the enforceability of the prohibition on amendment or modification of such provisions because we view these provisions as fundamental terms of this offering. We believe these provisions to be obligations of our company to its stockholders and that investors will make an investment in our company relying, at least in part, on the enforceability of the rights and obligations set forth in these provisions including, without limitation, the prohibition on any amendment or modification of such provisions. As a result, the board of directors will not, and pursuant to the underwriting agreement cannot, at any time prior to the consummation of a business combination, propose any amendment to or modification of our amended and restated certificate of incorporation relating to any of the foregoing provisions and will not support, directly or indirectly, or in any way endorse or recommend that stockholders approve an amendment or modification to such provisions.”

General

1.
Comment: Please tell us the factors you considered in determining to value this offering at $20,000,000. What factors did you consider when determining that you might need $17,400,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company's corporate existence was established in August of 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Affinity Media International Corp. Given management's extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

Response: The overall value of the offering and the amounts to be held in trust were negotiated between us and Maxim Group LLC. Factors considered when determining these amounts are disclosed on page 9 of Amendment No. 1.

However, although such factors were considered, the determination of the size of our offering is more arbitrary than determining the size of an offering for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry.

Neither the Company nor any of its officers or directors have identified or have been provided with the identity of or had any indirect or direct contact with potential acquisition candidates in the context of a potential acquisition involving the Company. None of the members of management, the directors, or any affiliate, agent or other representative of them has taken direct or indirect measures to locate a target business, and no unaffiliated entities have approached any of them with possible candidates. Further, none of the foregoing individuals have undertaken or engaged in any due diligence, discussions, negotiations and/or any other similar activities in connection with any business combination involving the Company. Although our management team has extensive expertise and experience in the publishing industry and, as a result, is quite confident it can identify targets for a business combination involving the Company, none of them have made any efforts or undertaken any discussion, negotiations or other activities in identifying any specific candidates for such a transaction.

2.
Comment: We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies filed on; if applicable, the date of effectiveness; and the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Response: Per the Staff’s request, we have attached such a list to this letter.

3.
Comment: Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that: (i) the existing stockholders are allowed, and may make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $6.96 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their redemption rights since their existing shares have an effective purchase price of $0.04 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be significantly less that the conversion price of approximately $6.96 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

Response: Disclosure has been added to indicate that the existing stockholders have agreed that they will vote all of their shares publicly purchased by them in favor of any proposed business combination and will not have any conversion rights or liquidation rights. Thus, the requested disclosure is inapplicable.

4.
Comment: Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid or eligible to be paid to the existing stockholders and/or officers, directors and the special advisor in this offering. Such cash flows should be identified by type or source of cash flow, as well as the amount, if known. We may have further comment.

Response: We have added disclosure throughout Amendment No. 1 in response to the Staff’s comment.

5.
Comment: Further discuss in an appropriate place the company's expectation as to whether the current management and directors will remain associated with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company's management and/or directors will be able to maintain their positions with the company post-business combination.

Response: We have added disclosure throughout Amendment No. 1 in response to the Staff’s comment.

6.
Comment: Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

Response: As requested, we have clarified throughout our disclosure that there are no prohibitions on our ability to raise funds privately or through loans that would allow us to acquire a company with a fair market value in an amount greater that 80% of our net assets at the time of the acquisition. At this time, we are not party to any agreement, arrangement or understanding with any third parties with respect to raising any additional funds through the sale of securities or otherwise. We have revised the disclosure accordingly.

7.	Comment: Please address the applicability or inapplicability of Regulation M in the context of the warrant purchase agreements contained within your registration statement.

Response: As there will no longer be warrant purchases by management or its designees or Maxim Group LLC in the aftermarket, the requested disclosure is inapplicable.

8.
Comment: We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

Response: The requested disclosure has been added on page 79 of Amendment No. 1 in response to the Staff’s comment.

9.
Comment: We note the statement on page 35 that “[a]dditionally, we may decide to acquire a minority interest or interests in one or several operating businesses." Please note that we have referred your registration statement to the Division of Investment Management. We may have further comments.

Response: Duly noted.

10.
Comment: Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

Response: We will notify you when the underwriter’s compensation has been cleared with the NASD and provide you with a copy of the “no objections” letter.

11.	Comments: Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.

Response: We will provide this update prior to effectiveness.

12.
Comment: Please tell us the reason the Rule 434 box was checked on the registration statement cover and advise us of the prospectus delivery intentions of the company concerning the rule. If a term sheet is to be used, please furnish a copy.

Response: The box was checked in error. It has been corrected.

13.
Comment: We note that the registration statement covers "such indeterminable additional securities as may be issued as a result of the anti-dilution provisions contained in the Warrants. Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Response: We have modified the disclosure as requested.

14.
Comment: Provide disclosure in appropriate places in the prospectus regarding the potential conflicts of interest resulting from both the agreement to pay Messrs. Arthur and Jaffe $100,000 each as directors' fees and the agreement to issue stock options to each.

Response: Disclosure of such arrangements has been added to the section entitled “Conflicts of Interest”.

Cover page of Prospectus

15.	Comment: Please revise the second paragraph to indicate the offering price per unit.

Response: We have revised the disclosure as requested.

Table of Contents

16.
Comment: In light of the Rule 415 undertakings in Part II of the registration statement, please revise or remove the statement "[t]he information contained in this prospectus is accurate only as of the date of this prospectus."

Response: We have revised the disclosure as requested.

Prospectus Summary, page 1

17.	Comment: Please disclose whether the company will only consider entering into a business combination with U.S. companies.

Response: The Company has disclosed that it will only consider a business combination with a US company.

18.
Comment: Please disclose the name of the article or report that includes the information by the Association of American Publishers. Please also provide us a copy of this article or report and advise us as to whether it is publicly available. We also note that the report by Book Industry Study Group described in the prospectus does not appear to be available to the public without charge. As required by Section 7 of the Securities Act and Rule 436 of Regulation C, please file Book Industry Study Group's consent to their reference in the prospectus.

Response: The information was taken from their websites. Copies of the relevant pages are enclosed. The consent of the Book Industry Study Group has been filed as Exhibit 23.3.

19.
Comment: We note the statement that ''we believe we have extensive contacts and sources from which to generate acquisition opportunities." Please describe whether any of these sources have presented or identified potential targets to any officers, directors or the special advisor of the company.

Response: In response to Staff’s comment, we have added disclosure to clarify that no such sources have presented or identified potential targets to date.

20.
Comment: We note your disclosure that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless Maxim Group LLC determines that an earlier date is acceptable." Please revise to discuss the factors that the underwriter will consider in making the determination to allow earlier separate trading. If the underwriter decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.

Response: Such factors to be considered in determining whether to allow the common stock and warrants to begin trading separately in advance of the 90th day after the date of the Prospectus include the underwriter’s assessment of the relative strengths of the securities markets and small capitalization companies in general, and the trading pattern of, and demand for, our securities in particular. In response to the staff’s comments, we have revised our disclosure throughout the Registration Statement to discuss the relevant factors and circumstances.

21.
Comment: Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Maxim Group LLC as a result of the exercise of the Underwriter's option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether Maxim Group has the right to consent before the company can exercise their redemption right and if so, discuss the conflicts of interest that result from such right.

Response: The warrants held by Maxim as a result of the exercise of the Underwriters Purchase Option, are subject to the same redemption conditions as the public warrants. We have revised our disclosure to reflect the foregoing. In addition, Maxim has no right to consent before the company can exercise its redemption rights.

22.
Comment: In the discussion of the management warrant purchase on page 4, and elsewhere as appropriate, discuss the potential conflicts of interest and Regulation M issues which arise from the ability of Maxim to sell the warrants they purchase prior to the consummation of a business combination.

Response: As there will no longer be warrant purchases by management or its designees or Maxim Group LLC in the aftermarket, the requested disclosure is inapplicable.

Summary Financial data, page 7

23.	Comment: It appears to us that the working capital reported under the "as adjusted" column should be revised to $18,055,000. Please revise or advise.

Response: We have corrected our “as adjusted” working capital, consistent with the updated size of our offering and modified the amount reported, accordingly.

Risk Factors, page 8

24.
Comment: If applicable, please include risk factors discussing possible risks of acquiring a foreign company. These risks may include exchange controls that affect the import or export of capital or remittance of dividends and withholding tax issues.

Response: The Staff’s comment is not applicable

Risks Associated with the Publishing Industry. page 19

25.
Comment: You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Many of your risk factors fit into this category and you should revise, delete or remove them. Please see risk factors 2, 3, 7, 10 and 13 under this subsection. Each factor must explain how it applies to your company or your offering.

Response: We have not deleted or revised the risk factors in question because we believe that they are not common to all offerings but to “blank check” offerings specifically. Therefore, we respectfully maintain that such disclosure is necessary for potential investors to evaluate the risks of investing in the Company.

26.
Comment: Please revise the subheading to risk factor 15 to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. Please revise the subheading to succinctly state the risk.

Response: Modified as requested.

Use of Proceeds, Page 24

27.	Comment: Please add a line in the use of proceeds table indicating the total of the noted offering expenses.

Response: We have modified the disclosure as requested.

28.
Comment: In the use of proceeds table, in the use of net proceeds not held in trust, we note the line item of $200,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." We also note another line item of $206,000 allocated to due diligence and a line item of working capital and reserves in the amount of $45,000. Please explain why there are two separate amounts for due diligence. Please explain which line item would be allocated to pay directors, officers and special advisors for reimbursement of their out-of-pocket expenses for due diligence. Please clearly indicate whether any of the reimbursements to directors, officers and/or existing stockholders for out-of-pocket expenses will be for their payments to third parties for third parties' performance of due diligence. Please reconcile theses expenses with the disclosure in the MD&A section.

Response: This section as well as the “MD&A” section have been modified as requested.

29.
Comment: Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder's fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

Response: We have modified the disclosure as requested.

30.	Comment: Please clarify which line items in the use of proceeds table the reimbursements will be paid from and the possible finder's fee.

Response: A new line item relating to the repayment of loans and additional disclosure of possible finders fees have been added.

Dilution, page 28

31.	Comment: Please round per share amounts, here and throughout your registration statement, to the nearest penny, or NIL, if applicable.

Response: We have modified the disclosure as requested.

32.	Comment: Please provide a table showing the components of the denominator and numerator of the pro forma book value per share calculation.

Response: We have modified the disclosure as requested.

Management's Discussion and Financial Analysis, page 30

33.
Comment: We note the statement "[w]e will use substantially all of the net proceeds of this offering to acquire a target business ... including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination." Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It may be helpful to explain in greater detail the expected use of the proceeds held in trust.

Response: Such disclosure has been modified to take into account the new structure of the deal, and we have added disclosure throughout that funds for the uses described in the Staff’s comment may come from the interest generated by funds held in trust. We believe that the existing disclosure throughout provides sufficient detail as to the use of the funds held in trust, i.e., to be used to acquire a business.

Proposed Business, page 32

34.	Comment: Please revise the business section to discuss in detail how management intends to carry out its duty of seeking a target business.

Response: We believe that the disclosure contained in “Selection of a target business and structuring of a business combination” contains detailed information about what management will evaluate in seeking out a target business.

Overview, page 32

35.	Comment: Please describe the "related industries."

Response: The reference to “related industries” has been deleted throughout.

36.
Comment: Please explain the statement "since our management believes that books and other forms of media often exert considerable influence on consumer product acceptance, we may acquire interests in companies likely to benefit from the influence of our publications."

Response: The statement has been deleted.

37.
Comment: Please provide a reasonable basis for the statement "[o]ur management, board of directors and advisors ... are also broadly experienced in many of the consumer goods marketing techniques applicable to publishing and related industries."

Response: The statement has been deleted.

Source of target businesses, page 35

38.
Comment: We note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parties providing proposals will receive a fee and how that fee would be determined.

Response: We have modified the disclosure as requested.

Fair market value of target business, page 36

39.
Comment: It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Response: A new risk factor has been added.

Possible lack of business diversification, page 37

40.
Comment: In light of the company's requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company's net assets, discuss how the company would be able to effectuate a business combination with more than one target business. In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

Response: We have revised our disclosure to explain how the Company is not prohibited from effecting a business combination with more than one specific target notwithstanding the requirement that our initial acquisition must be of a company with a fair market value equal to at least 80% of the Company’s net assets. Further, we have added disclosure detailing the special issues, risks and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

Management, page 45

41.	Comment: Please disclose the period during which each person has served as a director, as required by Item 401(a) of Regulation S-K.

Response: We have modified the disclosure as requested.

42.
Comment: For each company, in which the person was a director, officer or employee, please include the dates of service. For example, please include the dates of service in which Mr. Engel has served as chairman of Silverback Books, Inc.

Response: We have modified the disclosure as requested.

43.
Comment: For Peter Engel and Marc Jaffe, please describe their business experience during the past five years. See Item 401 (a) (4) of Regulation S-B. In the description, please include the names of the businesses in which they are or were affiliated, beginning and ending dates of service, the positions held and a brief description of the companies' business.

Response: We have modified the disclosure as requested.

Principal Stockholders, page 51

44.	Comment: Please clarify if the purpose of the disclosed purchases of the warrants is to stabilize the price of the warrants.

Response: As there will no longer be warrant purchases by management or its designees or Maxim Group LLC in the aftermarket, the requested disclosure is inapplicable.

45.	Comment: Please disclose whether Messrs Engel, Cohl and Dombrowski are promoters.

Response: We have modified the disclosure as requested.

Underwriting, Page 60

46.
Comment: Please tell us whether the underwriter or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously cleared by the Division's Office of Chief Counsel.

Response: Neither Maxim Group nor any of the members of the underwriting syndicate will engage in any electronic offer, sale of distribution of the securities. If we subsequently become aware of any members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after the date of this response, we will promptly supplement our response to identify those members and provide you with a description of those procedures.

47.
Comment: Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Response: Neither the Company nor the underwriters have any arrangements with a third party to host or access the Company’s preliminary prospectus on the Internet.

Underwriting Terms page 61

48.
Comment: We note your disclosure on page 63 that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a "specific maximum. Please revise to quantify that maximum.

Response: Modified as requested.

Financial Statements

Report of independent registered public accounting firm, F-2

49.	Comment: Please advise your auditor to revise their report to include the City and State where issued. Refer to Rule 210.2-02(a) of Regulation S-X.

Response: In response to Staff’s comment, the auditors have revised their report to indicate in which city and state such report was issued.

Statement of cash flows. F-6 and Note 5- advance payable- related party. F-I0

50.
Comment: You state on page 53 that you paid a portion of the expenses of the offering from the loans provided by related parties in the amount of $235,000. However, we note that payment of offering costs have not been disclosed in the financing activities. Please explain and revise as appropriate. In addition, please explain to us how you deemed that an advance from founding stockholder of $60,000 is a non cash transaction. If the stockholder paid the offering costs on your behalf, revise your disclosures here (note 5) and on page 53 as appropriate. Please ensure that all the related party disclosures required by SF AS 57 are included.

Response: We have made the following clarifications in our amendment within the section titled Certain Relationships and Related Transactions:

We have added an explanation that, prior to our formation, affiliates of Peter Engel paid certain of our legal costs aggregating $60,000, which we have recorded as deferred offering costs.

Statement of Financial Accounting Standards No. 95, as amended (“SFAS 95”) - Section 32, which we have excerpted below, states in part that “activities of an enterprise during a period that affect recognized assets…… but that do not result in cash receipts or cash payments in the period shall be reported in related disclosures” [and are not reported as a financing activity of the enterprise]. As such, we believe that we have reported the costs advanced by the stockholder properly, as a non cash transaction.

We have reviewed the requirements of SFAS 57 - Related Party Disclosures, and after evaluation, we feel that we have incorporated the appropriate required disclosures in our Note 5 - Notes Payable - Related Party and Note 6 - Related Parties.

Excerpt from SFAS 95 - Section 32: “Information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be reported in related disclosures. Those disclosures may be either narrative or summarized in a schedule, and they shall clearly relate the cash and noncash aspects of transactions involving similar items. Examples of noncash investing and financing transactions are converting debt to equity; acquiring assets by assuming directly related liabilities, such as purchasing a building by incurring a mortgage to the seller; obtaining an asset by entering into a capital lease; and exchanging noncash assets or liabilities for other noncash assets or liabilities. Some transactions are part cash and part noncash; only the cash portion shall be reported in the statement of cash flows.”

Note 3- Proposed offering. F-9

51.
Comment: We note that you agreed to pay your underwriter a fee equal to the 2% of the gross proceeds of the offering at the closing of your business combination. Please revise your footnote disclosure to include the material terms of this commitment, including whether you have any obligation to the underwriter in the event that no business combination is consummated. In addition, please expand your disclosures in: MD&A on page 30 to specify the services, if any, that the underwriter will be required to perform to receive the 2% fee.

Response: In our amended filing, we have agreed to pay our underwriter contingent underwriting compensation equal to 4% of the gross proceeds of the offering, or approximately $0.24 per unit. The per unit contingent underwriting compensation is payable out of the funds held in trust only upon consummation of a business combination. The underwriter has agreed to forfeit an amount equal to $0.24 for each unit which is converted to cash and has further agreed to forfeit their contingent underwriting compensation in the event a business combination is not consummated. We have updated our footnote disclosure accordingly.

In addition, please note that there are no further services that need be provided by the underwriter to receive the contingent underwriting compensation. The contingent underwriting compensation is payable to the underwriter upon our consummation of a business combination.

52.	Comment: Please disclose the material terms of your commitments to Maxim Group LLC relating to warrant solicitation fee, as disclosed in the second paragraph on page 63.

Response: We have added such disclosure in note 3 to the financial statements.

53.
Comment: We noted that you used 1.5 years as the expected life assumption in your estimate of fair value for the underwriter purchase option. The disclosure in the unit purchase option agreement (see section 1 of Exhibit 10.7) however, indicates that the option expires four years from the date of this prospectus. Please revise your estimate to use the four years as the expected life.

Response: This option to purchase units commences on the later of the consummation of a business combination and one year from the effective date of this prospectus and expires five years from the effective date of this prospectus. These terms provide, in effect, for an exercise term that expires 5 years from the effective date of the prospectus.

We have revised to five years the expected life assumption in our estimate of fair value for the underwriter purchase option.

54.	Comment: Considering the comment above, please revise to include a brief discussion on how the assumptions used in your Black-Scholes model were determined.

Response: We have revised our Black-Scholes calculations consistent with our response to Comment No. 53, and updated our disclosures accordingly.

General

55.	Comment: Please provide a currently dated consent in any amendment.

Response: A currently dated consent is being provided with Amendment No. 1

*****

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (310) 479-1555.

Sincerely,

/s/ Peter H. Engel
Peter H. Engel
Chief Executive Officer

Appendix A

Revisions to Underwriting Agreement

“The Company covenants and agrees, that it will not seek to amend or modify provisions (A) - (E) of Article Sixth of its amended and restated certificate of incorporation.

The Company acknowledges that the purchasers of the Firm Units in this Offering shall be deemed to be third party beneficiaries of this Agreement.

The underwriters specifically acknowledge that they may not waive this Section under any circumstances.”